(d)(1)(iii)

March 1, 2018

Todd Modic

Senior Vice President

Voya Investments, LLC

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ  85258

Ladies and Gentlemen:

Pursuant to the Sub-Advisory Agreement, dated December 17, 2007, between Schroder Investment Management North America, Inc. (“Schroder”), a former sub-adviser to Voya Multi-Manager International Small Cap Fund (the “Fund”), a series of Voya Mutual Funds, and Voya Investments, LLC (“VIL”), the sub-advisory fee rate payable by VIL to Schroder on behalf of the Fund was reduced on June 1, 2009.

Pursuant to the Sub-Advisory Agreement, dated March 1, 2005, between Acadian Asset Management LLC (“Acadian”), sub-adviser to the Fund, and VIL, the sub-advisory fee rate payable by VIL to Acadian on behalf of the Fund was reduced on January 1, 2010.  On November 18, 2014, Acadian executed a new Sub-Advisory Agreement.

Effective March 2, 2015, Victory Capital Management Inc. was added as a sub-adviser to the Fund, resulting in a further reduction in the blended sub-advisory rate payable by VIL on behalf of the Fund.

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual investment management fee for the Fund with a corresponding reduction, if a benefit exists, based upon the aggregate blended sub-advisory fee of all sub-advisory fee rates for the Fund (the “Reduction”) for the period from March 1, 2018 through March 1, 2019.  The Reduction shall be calculated as follows:

Reduction = 50% x (aggregate blended sub-advisory fee of all sub-advisory fee rates for the Fund prior to June 1, 2009 — the aggregate blended sub-advisory fee of all sub-advisory fee rates for the Fund after January 1, 2010).

The Reduction is “outside” the Fund’s expense limit arrangements under a separate expense limitation agreement (the “ELA”); this means that the Reduction does not reduce the Fund’s net operating expense ratio before the ELA is applied.

Notwithstanding the foregoing, termination or modification of this letter requires approval of the Board of Trustees of Voya Mutual Funds.

Please indicate your agreement to this reduction by executing below in the place indicated.

Very sincerely,

		By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Agreed and Accepted:
Voya Mutual Funds
(on behalf of the Fund)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President